CGB Green Liberty Notes - 16th Offer

OFFERING STATEMENT



Issuer Name	CGB Green Liberty Notes
Doing Business As	CGB Green Liberty Notes, LLC
Offering Amount	$50,000 – $500,000
Security Type	Senior Unsecured Debt
Rate %	4.50% Annual Interest Rate except for existing investors who reinvest through the reinvestment offer; those investors reinvesting receive 4.75% annual interest. *Please see the "Reinvestment" section of the Subscription Agreement, and the Form C for full details.*
Repayment Length / Maturity Date	12 months from the campaign end date plus 4 business days

Company OVERVIEW

The Company - CGB Green Liberty Notes, LLC

The Company (or "Issuer") is a, special purpose, Connecticut, domestic limited liability Company that is a direct wholly-owned subsidiary of CEFIA Holdings LLC ("the Member" or "CEFIA Holdings"). The Member is wholly owned by the Connecticut Green Bank ("Parent", "Green Bank"). The Company has received a loan from the Connecticut Green Bank which it has and will continue to use to contractually pay the Member to receive the revenues from the recapitalization of the Small Business Energy Advantage ("SBEA") loan program (described below). Those revenues are used to back the Green Liberty Notes. This structure has been created to offer everyday investors the opportunity to be a part of this successful program.

The Member - CEFIA Holdings LLC

The Member is a Connecticut limited liability corporation, wholly owned by the Green Bank. The Member is the sole member and 100% owner of the Company. The Member is a party to the Master Purchase Agreement (defined below) with Eversource Energy and Amalgamated Bank detailed below.

The Parent - Connecticut Green Bank

The Member is a wholly owned subsidiary of the Green Bank. The Green Bank is the nation's first green bank, with a mission to confront climate change and provide all of society a healthier and more prosperous future by increasing and accelerating the flow of private capital into markets that energize the green economy. Since its inception, the Green Bank has mobilized over $3.11 billion of investment into Connecticut's clean energy economy at a 6.7 to 1 leverage ratio of private to public funds, supported the creation of over 30,539 direct, indirect, and induced job-years, reduced the energy burden for more than 69,000 families (in particular low-to-moderate income ("LMI") families) and 8,500 businesses, deployed more than 732.2 MW of clean energy that will help avoid over 11.8 million tons of CO_2 emissions and save up to $500 million of public health costs over the life of the projects, and helped generate an estimated $158 million in individual income, corporate, property, and sales tax revenues to the State of Connecticut.

The Green Bank, through its subsidiaries and partnerships, including the Company, aims to achieve the following three goals:

1. To leverage limited public resources to scale-up and mobilize private capital investment in the green economy of Connecticut.
2. To strengthen Connecticut's communities, especially vulnerable communities, by making the benefits of the green economy inclusive and accessible to all individuals, families, and businesses.
3. To pursue investment strategies that advance market transformation in green investing while supporting the organization's pursuit of financial sustainability.

The Green Liberty Notes achieve each of these three goals. First, the innovative recapitalization of the SBEA program (which will back the Green Liberty Notes and is explained in detail in the "Business Plan" section below) has allowed the Green Bank, through the Member, to attract $105.8M of private capital with a Green Bank Investment of just $18.74M as of April 6 2026. Second, the SBEA program strengthens Connecticut communities by making interest-free energy efficiency loans available to small businesses and governments who otherwise would not have access to them. Lastly, the Notes are expected to advance market transformation as the first one-year, designated Green Bond, crowdfunded debt offering in the United States.

Corporate Structure

CGB Green Liberty Notes, LLC is a wholly owned subsidiary of the Member which is a wholly owned subsidiary of the Parent. Below is a diagram showing the relevant entities and the roles they play in this transaction.

The Company will leverage its relationships with the Member and the Parent as key intermediaries in its relationship with Eversource. The Parent has provided a loan to the Company, which the Company has used to contractually purchase a 100% participation interest in the SBEA revenues from 27 tranches (this did not include the outstanding delinquencies to be paid by CEEF at the time of the original purchase) from the Member. The Company will continue to draw on the loan from the Parent to purchase a 100% participation interest in additional SBEA loan tranches purchased by the Member. As payments come in, the Member will receive and transfer those SBEA revenues to the Company which will use them to repay the principal and interest of the Green Liberty Notes and the loan from the Parent.

Company History

This investment is issued by CGB Green Liberty Notes, LLC, a Connecticut limited liability Company organized on October 15th, 2021 (the "Company"). The Company was created to offer low and middle-income investors greater access to green investments by issuing "Green Liberty Notes", and to back those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut, through one of the Connecticut Green Bank's (the "Green Bank" or the "Parent" or "CGB") partner programs. The Company is located at 75 Charter Oak Avenue, Suite 1-103, Hartford, CT 06106, United States, and its website address is: invest.ctgreenbank.com.

Company ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment Company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage Company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified Company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE Company

NAME	CLASS	% OWNERSHIP
CEFIA Holdings, LLC	N/A	100%

The above is the only ownership outstanding for the Company. The ownership interests of a(n) CT, LLC give the owner the right to share in the profits of the Company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Bryan Garcia
Title: President and CEO, Connecticut Green Bank
Work History: At Parent: June 2011 - Present
Biography: Bryan Garcia is the president and CEO of the Connecticut Green Bank, the nation's first state-level green bank. Before joining the Green Bank, Garcia was program director for the Yale Center for Business and the Environment. At Yale, Garcia led efforts to develop a leading global program

responsible for preparing environmental leaders for business and society. He holds a B.S. degree in political economy of natural resources from U.C. Berkeley, M.P.A. in public and non-profit administration and an M.B.A. in finance from New York University, and an M.E.M. degree from Yale University.

Brian Farnen
Title: General Counsel and Chief Legal Officer, Connecticut Green Bank
Work History: At Parent: December 2011 - Present
Biography: As General Counsel and Chief Legal Officer for the Connecticut Green Bank, the nation's first green bank, Brian directs all legal, legislative and regulatory affairs. Brian was an attorney with the AmLaw 100 law firm Edwards Angell Palmer & Dodge before accepting a position with Sikorsky Aircraft as a senior attorney. At Sikorsky, Brian provided legal counsel for the majority of Sikorsky's strategic international sales campaigns and oversaw all global environmental, health and safety legal matters. Brian obtained his Bachelor of Arts Degree from the University of Connecticut. He went on to earn both his Juris Doctorate and Masters of Business Administration from the University of Connecticut School of Law and School of Business, respectively. Brian is currently an assistant professor at the undergraduate level teaching business law, environmental law and employment law.

Bert Hunter
Title: Executive Vice President and Chief Investment Officer, Connecticut Green Bank
Work History: At Parent: May 2012 to Present
Biography: As Chief Investment Officer of the Connecticut Green Bank, Bert leads the finance team's development of new and innovative financing programs that attract more private capital to scale-up the state's clean energy investments, including energy efficiency, renewables and alternative fuel vehicles and associated infrastructure. Bert was Vice President of Finance and Chief Financial Officer of Spectrum Capital, Ltd, an investment bank focused on commercial aircraft finance and investment in U.S. electric power generation. Prior to Spectrum, Bert was the treasurer of the international leasing Company of Chemical Bank, where he managed the funding for a billion-dollar portfolio of aircraft and equipment loans and leases outside the United States. Bert is an alumnus, a former Trustee and former member of the Board of Visitors of Wake Forest University (BS) and received his MBA from the Wharton School at the University of Pennsylvania.

Mackey Dykes
Title: Vice President of Financing Programs, Connecticut Green Bank
Work History: At Parent: February 2012 to Present
Biography: Mackey joined the Connecticut Green Bank in 2012, where he leads the Commercial and Industrial Programs. Prior to joining the Connecticut Green Bank, Mackey was the White House Liaison at the U.S. Department of Energy. He has also held leadership positions in several political campaigns. He holds a Bachelor of Science degree in Political Science from Vanderbilt University.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

BUSINESS PLAN

The Company has provided a detailed Business Plan in the Appendix.

USE OF FUNDS

The Company will use the Target or Maximum Offering Amount for the following:

Net Proceeds from the issuance and sale of the Notes will be used by the Issuer to pay certain expenses incurred in connection with the issuance of the Notes. Specifically, the Company plans the following uses of funds for core business activity:

- **Pay Honeycomb Credit Service Fees:** Honeycomb will charge the Company a total service fee of 4.25% of the raised funds ($21,250 if $500,000 is raised) as well as a flat $500 fee for other expenses associated with running the offering.

- **Hold the Remaining Funds to be used for Debt Service or to purchase participation interests in SBEA loan tranches:** The rest of the funds will be held in the Company for the debt service of this issuance. Additionally, the Company may make payments of principal, interest, fees or expenses with respect to any Other Indebtedness provided that no event of default under the Notes has occurred and is continuing.

The Company will adjust roles, tasks, and purchases based on the net proceeds of the offering. While the Company plans to use the proceeds in the above manner, the Company maintains discretion to alter the use of proceeds, set forth above, to adhere to the Company's overall business plan and liquidity requirements.

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$50,000.00	$500,000.00
Less: Intermediary Fee*	- $2,125.00	- $21,250.00
Net Proceeds	$47,875.00	$478,750.00

*3.75% of total offering amount plus .5% for 1 year of servicing repayments

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities

commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

<u>**Company Risks**</u>

CEEF Risk

The SBEA program is designed such that resources from the Connecticut Energy Efficiency Fund ("CEEF") are used by Eversource (as agent for the CEEF) to repay the Member for any loan losses from the Master Purchase Agreement. If the CEEF is no longer able to perform this role, the Member and the Company would be exposed to these loan losses without any available recourse. Such a situation could impact the ability of the issuer to repay the Notes.

Eversource Risk

There is a risk that Eversource will not perform its duties which include: review and selection of loan applications vs loan criteria, and importantly for note holders, service loans in a professional and timely manner. Eversource also acts as an agent for the CEEF, and any delay in the repayment of loans or delinquent balances to the Member could impact its ability to pay the Company, and as a consequence this could impact the issuer's ability to pay the noteholder their principal and interest.

Customer Repayment Risk

There is a risk that Customers fail to pay Eversource and default on their loans. If a substantial group of borrowers default, as a result of general economic conditions, Force Majeure events, or any other reason, it could overwhelm the CEEF's ability to cover the loan losses. Depending on the scale of the defaults, this could lead to a delay in repayments from CEEF or a complete inability to cover the losses.

General economic conditions

The success of the Company can be impacted by general economic conditions. If a large-scale economic downturn, like the great recession or the economic downturn that resulted from the onset of the COVID-19 pandemic, were to occur during the duration of these notes, widespread defaults or late payments may occur. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Force Majeure

As a result of climate change, the threat of extreme weather events like tropical storms and flash floods is increasing. A natural disaster or other event beyond the control of the Company could cause damage to the SBEA equipment upgrades or cause other damage that could eliminate customer's energy savings or otherwise hinder their ability to repay their loans, possibly leading to defaults. Such defaults could result in the conditions described in the Customer Repayment Risk section.

Change in Regulations

The Company is subject to legislation and regulation at potentially all levels of government - federal, state and local. Regulations are continually being reviewed and court actions and regulatory proceedings may change the Company's obligations under applicable federal, state and local laws, which cannot be predicted. Modifying existing requirements or new requirements can have a negative impact on our business.

Breach of Contract

There is a possibility that there could be a breach of contract associated with the project. This breach could result in a loss to the Company or delayed cash inflows that could impact the Company's ability to pay investors.

Cash Flow Delays

The loan revenues may be delayed because of administrative errors or other factors outside of the Company's control. The repayment of delinquencies also come in a delayed fashion as loans aren't considered delinquent until there have been 4 months without payment. Once a loan is considered delinquent it could take multiple months for the Member to be repaid by Eversource (acting as the agent for CEEF) because Eversource will then reach out to the customer and investigate whether there has been an error or if the customer will be able to catch up with payments. If there are significant delays, it could leave the Company without the cash flow to pay Note obligations.

Limited Assets

The Company has limited assets. The Notes are non-recourse obligations of the Company and are payable solely from the Company's anticipated revenues related to the SBEA Program. Generally, if Noteholders do not receive their distribution payments on the Notes, they will have no recourse against the Company, the Member, the Parent, or any of their respective affiliates. Consequently, Noteholders must rely solely on the anticipated revenues related to the SBEA Loan Program for the payment of principal and interest on the Notes.

Timing and Amount of SBEA revenues will depend on the Performance of the Member

The SBEA Program Assets will be managed by the Member. No person will provide a guarantee of the obligations of the Member, including, without limitation, the Parent or the State of Connecticut. The amount and timing of periodic distributions of SBEA revenues will depend in part on the relative skill and diligence exercised by the Member in performing its obligations with respect to the SBEA Program. Various factors may affect the ability of the Member to fulfill its contractual obligations and the resources that the Member may be able or willing to devote to servicing the SBEA Program. These factors may include, for example, the financial condition of the Member at any time, litigation or governmental proceedings involving the Member or the Parent, the size and rate of growth of the Member's portfolio, and the amount of time required to be devoted by management personnel to other activities. Resignation or termination of the Officers of the Company for any reason may affect the timing and amount of periodic distributions on the Notes.

Unsecured Fixed Income Note Risks

Limited Upside Potential

With fixed income securities (such as the Notes) there is a promise by the Company to pay you interest and your principal investment back in the future (pursuant to the applicable terms and conditions of such security). And because with fixed income, the amounts payable on the Notes are fixed amounts, a noteholder does not have the ability to participate in any economic upside potential that an equity investor does if the Company is very successful.

Credit Risk

There is no guarantee that the Company will be able to make the fixed amounts payable to a noteholder or for that matter pay other liabilities. If the Company should default on a scheduled payment, goes into bankruptcy, becomes insolvent, or otherwise is unable to pay its debts as they become due, then the Company may not be able to satisfy its payment obligations under the Note, and an investor may therefore either suffer a loss of their investment or not realize their anticipated return on their investment.

Unsecured Risk

The notes are not secured by specific collateral; that is, the noteholders have no special rights to the assets of the Company in order to reclaim their investment. Rather, in a bankruptcy scenario, the noteholders rely on a trustee to sell the assets and pay the noteholder with the proceeds of the assets.

Valuation risk

There is currently a very limited market of comparable offerings that the Company referenced for the purpose of setting an appropriate interest rate for the Notes.

Interest rate risk

Interest rates fluctuate over time and may go up or go down. If market interest rates go up (for example from 4.5% to 5.25% for a similar investment) in the future, your investment will maintain its original lower coupon rate.

Volatility in interest rates may come from a wide variety of factors and can be very difficult to forecast. For example, rate moves may come from fundamental factors such as central bank announcements related to monetary policy due to inflation concerns and economic growth. Another example impacting interest rates can be geopolitical risk and shocks to the equity markets. Uncertainty in global and financial markets can have a negative impact on interest rates, and demand for securities that themselves are riskier inherently.

No Ownership or Voting Rights.

The Notes are a debt instrument and holders will have no voting rights or other ability to influence actions of the Company.

Limitations on recourse

There is no guarantee of payment to investors from, or recourse to, any individual members or shareholders of the Company or any other person.

No Opportunity to Cure

The Company will not have any opportunity to cure defaults.

No Collective Action

There are no provisions for investors to collectively agree to new terms with respect to the Notes or restructure or reschedule amounts due on the Notes.

Green Designation Risk

"Green" labels on Notes and Bonds are solely for identification purposes and do not provide or imply that the owners of the Notes are entitled to any security other than that described under the Terms of the Notes. The designation also does not address the merits of the decision by the Company, its Parent, the Member or any third party to participate in the SBEA Loan program or other program; it merely conveys conformance with the **Green Bond Principles (GBP) formulated by International Capital Market Association (or ICMA)**. The designation by an independent third party is a point in time review of the 4 components of the Principles versus the Notes offering, and there is no guarantee that the Company will maintain this designation as it is a voluntary commitment on the part of the Company.

CGB by the very nature of our mission, aligns with select UN Sustainable Development Goals (SDGs) to contribute to global sustainable development, confirmed by a third party opinion. However, there is no single source to confirm our alignment with specific goals, and aligning with these goals does not guarantee any specific outcomes. Additionally, while we may state alignment with particular SDGs, interpretations can vary as the goals themselves are not strictly defined. This means that our efforts may be viewed differently by various stakeholders.

General Crowdfunding Risks

Speculative

Investments in startups and early-stage ventures are speculative, and these enterprises can fail. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. You should be able to afford and be prepared to lose your entire investment.

Illiquidity

Pursuant to state and federal securities laws, you will be limited in your ability to resell your investment for the first year and may need to hold your investment for an indefinite period of time. Unlike investing in companies listed on a stock exchange where you can quickly and easily trade securities on a market, you may have to locate an interested buyer when you do seek to resell your crowdfunded investment.

Cancellation restrictions

Once you make an investment commitment for a crowdfunding offering, you will be committed to make that investment (unless you cancel your commitment within a specified period of time).

Limited disclosure

The Company may disclose only limited information about the Company, its business plan, the offering, and its anticipated use of proceeds, among other things. An early-stage Company may be able to provide only limited information about its business plan and operations because it may not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements, and certain companies may not be required to provide annual reports after the first 12 months. A publicly listed Company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events—continuing disclosure that you can use to evaluate the status of your investment. In contrast, you may have only limited continuing disclosure about your crowdfunding investment.

Possibility of fraud

As with other investments, there is no guarantee that crowdfunding investments will be immune from fraud.

Business Projections

Business projections may not be reached. Forecasting revenues and expenses, particularly with limited track record as a business and industry, is unlikely to be accurate. Projections are based on a series of assumptions that may or may not turn out to be correct. The Company may not have accounted for all possible scenarios. Operating costs such as taxes and costs of scaling and expansion are hard to predict. Investors can expect that the business projections will be modified frequently to adjust for actual results and market trends.

Use of Proceeds

While the Company intends to use funds raised in the Offering in a manner consistent with that listed in the Use of Proceeds section, the Company ultimately has discretion over the use of the proceeds to use in legitimate ways for its business. Investors have no control over the ultimate use of raised funds.

Company Insiders or Intermediate Family Members May Invest

The amount raised in this offering may include investments from Company insiders or immediate family members. Any such investments will be included in the raised amount reflected on the campaign page.

Risks Related to Certain Corporate Actions [23]

Additional issuances of securities — The Company will not issue securities that are senior in payment or liquidation preference to the Notes, however the Company may issue additional securities that are pari passu to the Notes which may reduce cash available to pay debt service to Noteholders.

Company repurchases of securities — Any repurchase of securities potentially reduces the Company's available funds to pay debt service to Noteholders.

A sale of the Company or of assets of the Company — As noted in Appendix 3 (the Subscription Agreement, Terms of the Note/Appendix 1), upon a Change of Control event, the entire principal balance of the Notes, plus any unpaid interest accrued thereon, shall become due and payable. As the Notes are unsecured, it is possible that, following a Change of Control event, the proceeds from any such transaction (after satisfying the Company's other obligations), may be insufficient to satisfy obligations to Noteholders.

Transactions with related parties — Any related party transaction that results in Company expenditures, potentially reduces the Company's available funds, which could create an increased risk that sufficient funds may not be available to satisfy the Company's obligations under the Notes. In addition, it is possible that a related party transaction may be on terms that are not reflective of fair market value.

TRANSACTION MECHANICS

The following describes the process to invest in CGB Green Liberty Notes and how an investor's transaction and delivery of securities will be completed.

a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with CGB Green Liberty Notes ("Subscription Agreement") by way of the investor's electronic signature.
b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.
c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.
d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.
e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The Qualified Third Party Escrow Agent of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The Notes are governed by a separate document called a Subscription Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Subscription Agreement. However, this is only a summary. Before investing, you should read the Subscription Agreement in their entirety.

- The principal amount of your Note will be the amount you invest.

- Your Note will accrue interest at a rate of 4.50% (4.75% for reinvestors) per year. The accrual of interest will begin 4 business days following the closing date of the offering – that is, when the money paid by investors is released to the Company – not on the date you invest

- The Company must pay the principal and accrued interest at maturity (1 year following the closing of the offering + 4 business days)

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments by the Company to investors will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate.

- Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If you want to sell your Note, you must first offer to sell it back to the Company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Note offered does not have any voting rights.

- The Terms of the Note being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Note will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Subscription Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes as there would be for a publicly-traded Company.
- For a period of one year, you will not be allowed to transfer the Note except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Note until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Subscription Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Any additional classes of securities being offered will be pari passu with existing issuances of the Green Liberty Notes.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the notes will not have the right to share in the profits of the Company or participate in the management of the Company.

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The Member or Parent could make decisions that are bad for the Company and thereby adversely affect the economic interests of investors holding promissory notes.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Notes is determined by the face amount of the note payable to be issued. The terms of the Notes were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the Notes in the future. In the event that future valuation is required, any value given the notes by the Company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

n/a

6. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

The Company could issue securities with rights equivalent to those of the debt obligations.

If the Company is sold, the owners of the promissory notes have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the promissory notes.

7. *What other exempt offerings has the issuer conducted within the past three years?*

The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from December 14, 2021 to January 14, 2022. $190,400 of funds were raised, equal to a total of $190,400 in debt securities issued to 113 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 13, 2022 to May 13, 2022. $114,335 of funds were raised, equal to a total of $114,335 in debt securities issued to 50 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from July 7, 2022 to August 5, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 81 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from September 29, 2022 to October 27, 2022. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 73 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from January 9, 2023 to January 31, 2023. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 103 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 17, 2023 to May 18, 2023. $250,000 of funds were raised, equal to a total of $250,000 in debt securities issued to 104 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website.   The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from June 26, 2023 to August 3, 2023. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 96 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from September 28 - October 26, 2023. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 89 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from January 11 - February 11, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 95 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from April 15 - May 16, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 105 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with Raise Green from July 8 - August 4, 2024. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 102 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with HoneyComb Credit from February 25 - March 19, 2025. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 118 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with HoneyComb Credit from May 20 - June 19, 2025. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 124 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with HoneyComb Credit from September 9 - October 9, 2025. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 109 investors. The Company issued an exempt debt offering through section 4(a)(6) of the Securities Act with HoneyComb Credit from January 13 - February 6, 2026. $350,000 of funds were raised, equal to a total of $350,000 in debt securities issued to 116 investors. The Use of Proceeds from these previous offerings is similar to that listed in this filing and is provided below. For further information, view the Form C's on the SEC's EDGAR website.

Use of Proceeds for offerings through May 2023.

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	50,000	100%	250,000	100%
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	4,750	1.9%
Net Proceeds	48,250	96.5%	245,250	98.1%
Less: Debt Service	48,250	96.5%	245,250	98.1%
Total Use of Net Proceeds	48,250	96.5%	245,250	98.1%

Use of Proceeds after May 2023

	If Target Offering Amount		If Maximum Offering Amount	
	$	%	$	%
Total Proceeds	50,000	100%	350,000	100%
Less: Raise Green Service Fee plus flat fee	1,750	3.5%	6,250	1.8%
Net Proceeds	48,250	96.5%	343,750	98.2%
Less: Debt Service	48,250	96.5%	343,750	98.2%
Total Use of Net Proceeds	48,250	96.5%	343,750	98.2%

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

The Company entered into a loan agreement with the Parent, and contractually purchased a 100% participation interest in the future SBEA revenue from the first 27 tranches purchased by the Member (the "Participation Interests"), as described in the Business Plan and Financial Projections. This obligation is subordinate to every amount due to the crowdfunding debt as and when due. The maximum principal amount of the revolving loan is $10 million, with a zero percent (0%) interest rate. Each advance under the revolving loan will be used by the Company to purchase Participation Interests. The current balance is $6,262,678 as of April 2, 2026. In the future, the Company may purchase Participation Interests in new SBEA tranches without drawing on the loan from the Parent, when doing so would not impair any covenants of outstanding Green Liberty Note Securities. Separately, the Company has and will continue to pay the Parent for certain shared services as described in the Anticipated Expenses, and has and will pay the Parent for certain outside service fees as described in the Use of Funds.

9. Allocations of Investments

Allocations of investments in the Offering will generally be made on a first come first served basis. The Company generally intends for the maximum investment to be $25,000.00 per Offeree for new investors (reinvestors may invest their full 12th Offer proceeds), however, if the offering has not reached the maximum with one week left in the offering, the maximum investment cap may be lifted.
However, priority will be given first to investors who reinvest through the reinvestment offer, and then to Connecticut residents who invest $1,000 or less (prioritizing smaller over larger investments within this group), and then to all other investors, regardless of their state of residence, who invest $1,000 or less (prioritizing smaller over larger investments within this group), until the Maximum Offering Amount is reached. If total subscriptions for reinvestments and investments of $1,000 or less do not exceed the Maximum Offering Amount, additional subscriptions for investments will be allocated on a first-come first served basis. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount (investments placed above the maximums may be declined). Investors should take this into consideration when they consider the timing of placing their investment commitment.

10. Reinvestment

For all Investors who invested in Green Liberty Notes - 12th Offer (4.25%/4.50% annual interest rate maturing on March 25, 2026):

You are eligible for an increase in interest rate from 4.50% to 4.75% on an investment up to the amount of your full 12th Offer proceeds in this new offering, if you meet all of the below:

- You purchased a Note during the original 12th Offer period

- Your new investment is from the same account

- Your new investment is not greater than your full 12th Offer proceeds

- You input your new investment into the 16th Offer on Honeycomb Credit during the offering period

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. The Company is seeking funds to open up investment opportunities for more people. The financial future of the Company cannot be guaranteed.

Creditor	Amount	Interest Rate	Completion Date

Green Liberty Notes #13	$350,000	4.50%/4.75%	June 25th, 2026
Green Liberty Notes #14	$350,000	4.50%/4.75%	October 13th, 2026
Green Liberty Notes #15	$350,000	4.50%/4.75%	February 12th, 2027
Connecticut Green Bank	$6,262,678	0%	June 30th, 2032
Total Balance	$7,312,678		

FINANCIAL INFORMATION

Please see Exhibit D for audited   financial statements by a Certified Public Accountant

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i) in connection with the purchase or sale of any security;

     ii) involving the making of any false filing with the SEC;

     iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

     i) in connection with the purchase or sale of any security;

ii) involving the making of any false filing with the Commission;

iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
    i) at the time of the filing of this offering statement bars the person from:
        a) association with an entity regulated by such commission, authority, agency or officer;
        b) engaging in the business of securities, insurance or banking;
        c) engaging in savings association or credit union activities; or

    ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

    ii) places limitation on the activities, functions or operations of such person;

    iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
    i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
    ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

EXHIBIT A – SUBSCRIPTION AGREEMENT - 16th Offer

Issuer Name	CGB Green Liberty Notes
Doing Business As	CGB Green Liberty Notes, LLC
Offering Amount	$50,000 – $500,000
Security Type	Senior Unsecured Debt
Rate %	4.50% Annual Interest Rate except for existing investors who reinvest through the reinvestment offer; those investors reinvesting receive 4.75% annual interest. *Please see the "Reinvestment" section of the Subscription Agreement, and the Form C for full details.*
Repayment Length / Maturity Date	12 months from the campaign end date plus 4 business days

Please read and sign this Subscription Agreement promptly, and in no event later than the Offer Close Date.

1. Offering.

This Subscription Agreement (this "Agreement") addresses the offer for sale (the "Offering") of up to $500,000 of unsecured debt securities (the "Notes") issued by CGB Green Liberty Notes, LLC, a Connecticut limited liability Company (the "Company"), during the period set forth on the Company's offering page at www.honeycombcredit.com, subject to adjustment as described below (the "Offering Period", the last day of which is the "Offer Close Date"). The Notes will be issued 4 business days immediately succeeding the Offer Close Date - the "Issuance Date".

The terms of the Notes are set forth in "Terms of the Offering" in the Form C submitted by the Company to the SEC as attached hereto as Appendix 2 (the "Form C", and, together with all related attachments and disclosures thereto, the "Offering Disclosure Documents"), and are summarized in Appendix 1 hereto.

The Notes are not being registered under the Securities Act of 1933, as amended ("Securities Act"), or under the securities laws of the State of Connecticut (or of any other state or jurisdiction), but rather are being offered by the Company pursuant to certain exemptions from registration under "Regulation Crowdfunding", as adopted by the U.S. Securities and Exchange Commission ("SEC") under the Securities Act and the Securities Exchange Act of 1934 (collectively, "Regulation Crowdfunding").

In accordance with Regulation Crowdfunding, the Company may elect to shorten the Offering Period by notice to the Offerees not less than five (5) Business Days prior to the new Offer Close Date. The Company may also elect to extend the Offering Period under certain circumstances.

The undersigned (the "Offeree") understands that during the Offering Period any material updates to the Offering (including changes to the Offer Close Date) will be communicated to the Offeree via email from Honeycomb Credit and will be available on the Company's Offering Page at www.honeycombcredit.com. The Offeree will be asked to reconfirm its investment commitment by responding to the email, or in another manner if outlined in the communication from Honeycomb Credit, and will not be required to reconfirm by re-signing this Agreement.

2.   Subscription.

By signing this Agreement, the Offeree confirms that it wishes to subscribe for purchase of Notes (the "Subscribed Securities") in an original principal amount ("Principal Amount") as set forth on the signature page below. The Offeree's obligation hereunder is unconditional, without limitation, and does not depend on the issue and sale of any other Subscribed Securities to any other person or entity.

Allocations of Investments

Allocations of investments in the Offering will generally be made on a first come first served basis. The Company generally intends for the maximum investment to be $25,000.00 per Offeree for new investors (reinvestors may invest their full 12th Offer proceeds), however, if the offering has not reached the maximum with one week left in the offering, the maximum investment cap may be lifted.
However, priority will be given first to investors who reinvest through the reinvestment offer, and then to Connecticut residents who invest $1,000 or less (prioritizing smaller over larger investments within this group), and then to all other investors, regardless of their state of residence, who invest $1,000 or less (prioritizing smaller over larger investments within this group), until the Maximum Offering Amount is reached. If total subscriptions for reinvestments and investments of $1,000 or less do not exceed the Maximum Offering Amount, additional subscriptions for investments will be allocated on a first-come first served basis. The Company is under no obligation to accept any additional subscriptions for the Subscribed Securities once the Company has received subscriptions for the Maximum Offering Amount (investments placed above the maximums may be declined). Investors should take this into consideration when they consider the timing of placing their investment commitment.

10. Reinvestment

For all Investors who invested in Green Liberty Notes - 12th Offer (4.25%/4.50% annual interest rate maturing on March 25, 2026):

You are eligible for an increase in interest rate from 4.50% to 4.75% on an investment up to the amount of your full 12th Offer proceeds in this new offering, if you meet all of the below:

- You purchased a Note during the original 12th Offer period

- Your new investment is from the same account

- Your new investment is not greater than your full 12th Offer proceeds

- You input your new investment into the 16th Offer on Honeycomb Credit during the offering period

3.   Closing and Payment.

The closing of the purchase and sale of the Subscribed Securities (the "Closing") will take place on the Issuance Date or at such other time as the Company may designate by notice to the Offeree.

The Offeree's payment for the Subscribed Securities shall be made to the Escrow Agent in immediately available funds (or other means approved by the Company prior to the Offer Close Date) the full purchase price for the Subscribed Securities (the "Purchase Price") equal to 100% of Principal Amount thereof, and shall use reasonable efforts to do so prior to the Offer Close Date.

On or about the Issuance Date, if the Company has accepted the Offeree's subscription, the Company will countersign this Agreement, the Escrow Agent will release the funds to the Company, and the Company will issue the Subscribed Securities to the Offeree.

The Offeree understands that: (i) if its subscription is rejected in whole, or in part, or if the Offering is withdrawn, the funds that the Offeree has deposited constituting the Purchase Price will be refunded promptly without interest; and (ii) if the Offeree's subscription is accepted, such funds will be released to the Company as payment of the Purchase Price.

4.   **Record of Purchase; Uncertificated Securities.**

If the Offeree's subscription is accepted in whole or in part by the Company, the Offeree will receive a signed counterpart of this Agreement as a record of its purchase of the Subscribed Securities. This process may take several days or more after the Offer Close Date.

The Offeree will also receive notice from the Company after the Offer Close Date of the digital entry of the Subscribed Securities as reflected on the books and records of the Company.

The Company will maintain all books and records electronically. The Offeree hereby waives any right to receive a physical certificate representing the Subscribed Securities and consents and agrees to the issuance of uncertificated Notes.

5.   **Representations and Warranties of the Company.**

The Company represents and warrants to the Offeree with respect to the transactions contemplated hereby as follows:

(a)   Organization and Standing

The Company is a limited liability Company duly organized and existing under the laws of the State of Connecticut and is in good standing under such laws. The Company has the requisite power to own its assets and to carry on its business as presently conducted and as proposed to be conducted.

(b)   Power

The Company has all requisite power to execute and deliver this Agreement, and to carry out and perform its obligations under the terms of this Agreement. This Agreement will be duly authorized and executed by the Company, and will represent a valid, binding, and enforceable obligation of the Company in accordance with its terms.

(c)   Authorization

The Notes, when authorized and issued in compliance with the provisions of this Agreement and the Appendices hereto, will be validly issued, fully paid, and non-assessable, and will be free of any liens or encumbrances; provided, however, that the Notes will be subject to restrictions on transfer under state and federal securities laws and as otherwise set forth herein.

6.   Representations and Warranties of the Offeree.

The Offeree represents and warrants to the Company and Honeycomb Credit follows:

(a)   Suitability Standards

(i)   the Offeree is familiar with and understands the business and financial position of the Company, the risks of an investment in the Company, and the rights and restrictions applicable to the Subscribed Securities, all as described in the Offering Disclosure Documents;

(ii)   the Offeree (together with its professional advisors or representatives, if any) has sufficient knowledge and experience in business and financial matters to be capable of evaluating the merits and risks of an investment in the Company and the Subscribed Securities;

(iii)   the Offeree can bear the economic risk of the purchase of the Subscribed Securities, including the total loss of the Offeree's investment in the Subscribed Securities, and has adequate means for the Offeree's current needs and possible contingencies and has no need for liquidity in this investment;

(iv)   any financial information that it has provided to Honeycomb Credit and in this Agreement accurately reflects its financial condition at the Issuance Date, and the Offeree anticipates no material adverse change to that condition;

(v)   all of the information the Offeree has provided in this Agreement is complete, true, and correct in all material respects; and

(vi)   Including the Purchase Price set forth on the signature page hereto, in the past 12-month period the Offeree has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding. Rule 100(a)(2) of Regulation Crowdfunding is included in Appendix 4 for reference;

(b)   Disclosure of Information

(i)   the Offeree has had access to such information concerning the Company and the Subscribed Securities as the Offeree deems necessary to enable it to make an informed investment decision concerning the purchase of the Subscribed Securities;

(ii)   the Offeree has received and read the Offering Disclosure Documents (including without limitation any disclosure related to certain "risk factors" incident to an investment in the Subscribed Securities) including all exhibits, appendices, attachments, and supplements thereto;

(iii)   the Offeree has been offered the opportunity to ask such questions and inspect such documents concerning the Company and its business and affairs as the Offeree has requested; and

(iv)   in determining to purchase the Subscribed Securities, the Offeree has relied solely upon the advice of the Offeree's legal counsel, accountant and other financial advisors with respect to the tax, investment, and other consequences involved in purchasing the

Subscribed Securities, and acknowledges that the information provided in the Offering Disclosure Documents does not constitute investment, accounting, legal, or tax advice from the Company or Honeycomb Credit.

(c)   Power & Authority

(i)   if the Offeree is an individual, that the Offeree (A) is at least eighteen (18) years of age; and (B) has the adequate means of providing for his or her current needs and all personal and business contingencies; and

(ii)   the Offeree has all requisite authority (and in the case of an individual, the capacity) to purchase the Subscribed Securities, enter into this Agreement, and to perform all the obligations required to be performed by the Offeree pursuant to this Agreement, and such purchase will not contravene with any law, rule or regulation binding on the Offeree or any investment guideline or restriction applicable to the Offeree, and this Agreement constitutes the Offeree's valid and legally binding obligation, enforceable in accordance with its terms.

(d)   No Resale; No Withholding; Manner of Offering

(i)   the Offeree is acquiring the Subscribed Securities for its own account, not as nominee or agent, without a view to distribution or resale of any part thereof and that the Offeree has no present intention, agreement or arrangement to sell, or otherwise transfer, distribute or dispose of any part of the Subscribed Securities to any other person (other than as expressly permitted by law); and

(ii)   the Offeree is not subject to backup withholding;

(e)   Updates and Reliance

The Offeree shall notify Honeycomb Credit at info@honeycombcredit.com immediately of any material change in any statement made by the Offeree in this Agreement occurring prior to the closing of the purchase of the Subscribed Securities. The Offeree understands that the Company and Honeycomb Credit are relying on the accuracy and completeness of the representations made by the Offeree to Honeycomb Credit and in this Agreement.

7.   **Acknowledgements and Understandings of the Offeree.**

The Offeree acknowledges and confirms to Honeycomb Credit and the Company that it understands the following:

(a)   No Registration; No Reliance

(i)   the Subscribed Securities have not been registered under the Securities Act or the securities laws of any state (including without limitation the State of Connecticut);

(ii)   no federal or state agency, including the SEC, has passed upon, or endorsed, the merits of this Offering or the accuracy or adequacy of the information contained in the Offering Disclosure Documents, or made any finding or determination as to the appropriateness of the Subscribed Securities for public investment;

(iii)   the Company has no obligation or intention to register any of the Subscribed Securities for resale under the Securities Act or any state securities laws, or to take any action which would make available any exemption from the registration requirements of any such laws, and that the Offeree may be precluded from selling or otherwise transferring the Subscribed Securities or any portion thereof unless the transfer is otherwise in accordance with such laws and the terms of the Offering Disclosure Documents; and even if the Subscribed Securities were to become freely transferable, a secondary market in the Subscribed Securities may not develop;

(iv)   the Subscribed Securities are characterized as "restricted securities" under the federal securities laws inasmuch as they are being or will be acquired from the Company in a transaction not involving a public offering, and that under such laws and applicable regulations such securities will be subject to restrictions upon their transferability; the Subscribed Securities will not be, and the Offeree will have no right to require that they be, registered under such laws; there is no public market for the Subscribed Securities, and none is expected to develop; accordingly, it may not be possible for the Offeree to liquidate its investment in the Company;

(v)   it is not relying and will not rely on any communication (written or oral) of the Company, Honeycomb Credit, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Subscribed Securities; and

(vi)   none of the Company, Honeycomb Credit or any of their respective affiliates has made any representation regarding the proper characterization of the Subscribed Securities for purposes of determining the Offeree's authority or suitability to invest in them.

(b)   Transfer Restrictions

(i)   the Subscribed Securities are restricted from transfer for a period of time under applicable federal and state securities laws and that the Securities Act and the rules of the SEC provide in substance that the Offeree may dispose of the Securities only (A) pursuant to an effective registration statement under the Securities Act, or an exemption therefrom, or (B) as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 - Restrictions on the Transfer or Sale of Securities - for important details on restrictions);

(ii)   the Company has not: (A) given any guarantee or representation as to the potential success, return, effector benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Subscribed Securities; or (B) made any representation to the Offeree regarding the legality of an investment in the Subscribed Securities under applicable legal investment or similar laws or regulations;

(iii)   consequently, the Offeree will bear the economic risks of the investment in the Subscribed Securities for an indefinite period of time.

(c)   No Cancellation

The Offeree understands that it may not cancel, terminate or revoke this Agreement except (i) as set forth in Section 2 above, or (ii) as may be applicable in accordance with applicable securities laws, the Securities Act, or other applicable law, and that this Agreement will survive his or her death or disability and is binding on his or her heirs, executors, administrators, successors and assigns.

8.   Covenants of the Offeree.

The Offeree covenants and agrees as follows:

(i)   the Offeree shall, within ten (10) days after the receipt of a written request from the Company, provide such information, and shall execute and deliver such documents, as reasonably may be necessary for the Company to comply with any and all laws and regulations to which the Company is subject;

(ii)   for the first year after purchase of the Subscribed Securities, the Offeree shall not sell, assign, pledge, give, transfer or otherwise dispose of the Subscribed Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except with the prior written consent of the Company, which consent shall not be unreasonably withheld if the proposed transfer complies with the requirements of Appendix 3 for such period;

9.   **Indemnification**.

The Offeree shall indemnify, hold harmless and defend (i) the Company, (ii) the member or other owners of the Company, (iii) Honeycomb Credit, and (iv) the other Holders, together with their respective officers, directors, employees, agents, affiliates, successors, and permitted assigns (the "Indemnified Parties"), from all damages, losses, costs, and expenses (including reasonable attorneys' fees) that they may incur by reason of the Offeree's failure to fulfill any of the terms or conditions of this Agreement or by reason of any breach of the representations, warranties, and covenants made by the Offeree in this Agreement or in connection with any other Offering Disclosure Documents.

10.   Information and Notices.

All notices and other communications provided for herein shall be in writing and are deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid to the following addresses (or such other address as either party specifies by notice in writing to the other):

If to the Company:

Name: __CGB Green Liberty Notes, LLC_____

Address: __ 75 Charter Oak Avenue, Hartford, CT 06106

Tel: __860.257.2892_____

Attention: __General Counsel_____

If to the Offeree, to the address set forth on the signature page hereto.

If at any time during the period that the Subscribed Securities are outstanding the Offeree's contact information changes, the Offeree shall promptly notify the Company of such changes in writing.

11. **Miscellaneous.**

(a)   Entire Agreement

This Agreement together with the appendices, exhibits, schedules, and attachments hereto, represents the entire agreement between the parties and supersedes all prior agreements or understandings between the parties. All appendices, exhibits, schedules, and attachments to this Agreement are incorporated in this Agreement as if set forth in full.

(b)   Governing Law; Consent to Jurisdiction

This Agreement and any and all claims and disputes arising out of or relating to this Agreement shall be governed by and construed in accordance with the laws of the State of Connecticut, with applying any conflict of law principles. The parties hereby consent to the personal jurisdiction of all federal and state courts in Connecticut and agree that venue shall lie exclusively in Hartford County, CT.

(c)   Survival of Representations

All agreements, representations, warranties and covenants made in writing by or on behalf of the Company or the Offeree in connection with the transactions contemplated by this Agreement, shall survive execution and delivery of this Agreement.

(d)   Amendment and Waiver

(i)   Subject to clause 11(d)(ii) below, neither this Agreement nor any provision hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any modification, change, discharge or termination is sought.

(ii)   Any term of the Notes may be amended or waived with the written consent of the Company and the Holders of a majority of the outstanding principal amount of the Notes (the "Majority Holders"). Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the Holders of, all of the Notes. The Company shall promptly give written notice thereof to each Holder that has not previously consented to such amendment or waiver in writing, but the failure to give such notice does not affect the validity of such amendment or waiver.

(e)   Binding on Successors; Restriction on Assignment

Except as otherwise expressly provided in this Agreement, the provisions of this Agreement shall inure to the benefit of, and be binding on, the successors, assigns, heirs, executors, and administrators of the parties to this Agreement; provided however, that the Offeree may not assign any of its rights or obligations under this Agreement without the prior written consent of the Company, which may be withheld in its absolute discretion.

(f)   Severability

If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

(g)   Headings

The various headings of this Agreement are for convenience of reference only, shall not affect the meaning or interpretation of this Agreement, and shall not be considered in construing this Agreement.

(h)   Fees and Expenses

Each party will pay the fees, expenses, and disbursements of its own counsel in connection with this Agreement and any amendments or waivers under or in respect to this Agreement.

(i)   Counterparts

This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument.

Appendix 1: Terms of Notes

The Notes are being issued on the Issuance Date specified on the signature page hereto in connection with the securities offering by the Company in an aggregate principal amount of up to $500,000, pursuant to the terms of the Subscription Agreements (the "Subscription Agreements") between the Company and each holder of the Notes.

The Green Liberty Notes represent an obligation solely of the Company, CGB Green Liberty Notes, LLC, and are not insured or guaranteed by the State of Connecticut, the Connecticut Green Bank or any affiliates or any other person or entity.

Principal Payments

Subject to the terms and conditions set forth herein, the Company shall pay to the Offeree named on the signature page hereto (the "Holder") 12 months from Issuance Date (the "Maturity Date"), the original principal amount of the Notes specified on the signature page hereto.

Interest Accrual and Payments

Interest on the principal amount of the Notes shall accrue from and including the Issuance Date to, but excluding the date such principal amount is paid, at a simple interest rate equal to four and one-half percent (4.50%) per annum, calculated based on a 365-day year for the actual number of days elapsed. Note: The simple interest rate is equal to four and three-quarters percent (4.75%) per annum on reinvested proceeds received from CGB Green Liberty Notes - 12th Offer - 4.50% or 4.75% annual interest rate due March 25, 2026.   The Company shall pay accrued and unpaid interest to each Holder (i) on the Maturity Date ("Interest Payment Date").

Prior to the Maturity Date the Company shall prepay the principal amount of the Notes in whole (a "Mandatory Redemption") as set forth below on the date of any (i) Event of Default or (ii) Change of Control (as defined below).

All Payments on Business Days; Payments to Holder on Record Date

If the Maturity Date, any Interest Payment Date, or any Mandatory Redemption Date (each, a "Payment Date") falls on a day that is not a Business Day, the required payment shall be made on the next succeeding Business Day.

All payments shall be made to whoever is the Holder on the Record Date with respect to such payment, as reflected on the books and records of the Company.

As used herein, "Business Day" means any day except a Saturday, Sunday or other day on which commercial banks in The City of New York, New York or Connecticut are authorized by law to close, and (ii) "Record Date" means, with respect to any Payment Date (whether or not it is a Business Day), the Business Day that is ten (10) Business Days prior to such Payment Date.

Financial Covenant

The Company will maintain a projected debt service coverage ratio of 2.0x or greater while Notes are outstanding.

The indebtedness evidenced by the Notes is Senior in right of payment to the payment in full of any Other Indebtedness in existence on the Issuance Date or thereafter incurred. Notwithstanding the forgoing, (i) the indebtedness evidenced by the Notes shall be made on a parity with other unsecured debt securities which may be issued by the Company, and (ii) the Company may make payments of principal, interest, fees or expenses with respect to any Other Indebtedness provided that (a) no Event of Default under the Notes has occurred and is continuing and (b) any such payments of principal, interest, fees or expenses with respect to any Other Indebtedness do not or are not reasonably believed by the Company to result in an Event of Default.

"Other Indebtedness" means, unless expressly subordinated to or made on a parity with the amounts due under the Notes, all amounts due in connection with (i) indebtedness of the Company to banks, commercial finance lenders, insurance companies, leasing or equipment financing institutions, or other lending institutions regularly engaged in the business of lending money (but excluding venture capital, investment banking or similar institutions and their affiliates that sometimes engage in lending activities but that are primarily engaged in investments in equity securities), that is for money borrowed, or purchase or leasing of equipment in the case of lease or other equipment financing, by the Company, whether or not secured, and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Indebtedness, or any indebtedness arising from the satisfaction of such Indebtedness by a guarantor.

Application of Payments

The Company shall pay all amounts due on the Notes in lawful money of the United States of America, in immediately available funds, at the place as the Holder may designate from time to time in writing to the Company. All payments shall be applied (i) to the Notes pro rata, based on the aggregate principal balance of all outstanding Notes, and (ii) with respect to each Note, first to interest due, and then to principal.

Events of Default

The occurrence of any of the following events constitutes an event of default (an "Event of Default"): (i) the Company fails to pay any principal or interest due on the Notes, and such failure continues for a period of fifteen (15) days; (ii) the Company has breached a covenant in any material respect, and such breach remains uncured for thirty (30) days; (iii) any material representation or warranty of the Company proves to have been untrue in any material respect when made; (iv) the Company is adjudicated bankrupt or insolvent under the federal bankruptcy laws or any similar jurisdiction; or (v) the Company has instituted proceedings to be adjudicated as a voluntary bankruptcy or a petition seeking reorganization or an arrangement with creditors under the federal bankruptcy laws, or any similar applicable federal or state law, or makes an assignment for the benefit of creditors.

Change of Control

If the Company consummates a Change of Control (as defined below) while the Notes remain outstanding, then the Company shall repay the Holders in cash in an amount equal to the sum of (i) the outstanding principal amount of the Notes plus (ii) any unpaid accrued interest on the outstanding principal. The Company shall give the Holder notice of a Change of Control at least 5 Business Days prior to the effective date of such Change of Control.

"Change of Control" means (i) a consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, other than any such consolidation, merger or reorganization in which the shares of capital stock or ownership percentage, of the Company immediately prior thereto continue to represent a majority of the voting power of the surviving entity immediately thereafter; (ii) any transaction or series of related transactions to which the Company is a party in which more than 50% of the Company's voting power is transferred; or (iii) the sale or transfer of all or substantially all of the Company's assets, or the exclusive license of all or substantially all of the Company's material intellectual property; provided, however, that in all cases a Change of Control does not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is canceled or converted, or a combination thereof.

Appendix 2: Offering Disclosure Documents

The Form C and all Offering Disclosure documents are available on the SEC EDGAR database.

Type in CGB Green Liberty Notes, LLC in the "Company and person lookup" box.

The Company's Offering page that can be found on www.honeycombcredit.com has a Tab for Crowd and Company Live Questions and Answers!

Appendix 3: Restrictions on the Transfer or Sale Of Securities

If you want to sell your Note, you must first offer to sell it back to the Company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

Within the First Year after the Purchase

During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D (see Appendix 5), or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person. The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At any time after Purchase

The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

Appendix 4: Non-accredited investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding

The following is an extract of 17 C.F.R. Part 227 - REGULATION CROWDFUNDING, GENERAL RULES AND REGULATIONS, which may be accessed in its entirety at https://www.ecfr.gov/current/title-17/chapter-II/part-227.

Reference: 17 C.F.R. § 227.100(a)(2).

(2) Where the purchaser is not an accredited investor (as defined in Rule 501 ([§ 230.501 of this chapter](#))), the aggregate amount of securities sold to such an investor across all issuers in reliance on section 4(a)(6) of the Securities Act ([15 U.S.C. 77d(a)(6)](#)) during the 12-month period preceding the date of such transaction, including the securities sold to such investor in such transaction, shall not exceed:

(i) The greater of $2,200, or 5 percent of the greater of the investor's annual income or net worth, if either the investor's annual income or net worth is less than $107,000; or

(ii) Ten percent of the greater of the investor's annual income or net worth, not to exceed an amount sold of $107,000, if both the investor's annual income and net worth are equal to or more than $107,000;

Instruction 1 to paragraph (a)(2). To determine the investment limit for a natural person, the person's annual income and net worth shall be calculated as those values are calculated for purposes of determining accredited investor status in accordance with [§ 230.501 of this chapter](#).

Instruction 2 to paragraph (a)(2). A person's annual income and net worth may be calculated jointly with that person's spouse; however, when such a joint calculation is used, the aggregate investment of the investor spouses may not exceed the limit that would apply to an individual investor at that income or net worth level.

Instruction 3 to paragraph (a)(2). An issuer offering and selling securities in reliance on section 4(a)(6) of the Securities Act ([15 U.S.C. 77d(a)(6)](#)) may rely on the efforts of an intermediary required by [§ 227.303(b)](#) to ensure that the aggregate amount of securities purchased by an investor in offerings pursuant to section 4(a)(6) of the Securities Act will not cause the investor to exceed the limit set forth in section 4(a)(6) of the Securities Act and [§ 227.100(a)(2)](#), *provided that* the issuer does not know that the investor has exceeded the investor limits or would exceed the investor limits as a result of purchasing securities in the issuer's offering.

Appendix 5: Rule 501(a) of Regulation D

17 C.F.R. § 230.501 may be accessed at:

https://www.ecfr.gov/current/title-17/chapter-II/part-230/subject-group-ECFR6e651a4c86c0174/section-230.501

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and financial information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1]

_____

CGB Green Liberty Notes

Bryan Garcia, President & CEO

CGB Green Liberty Notes, LLC
Financial Statements

For the Years Ended June 30, 2025 and 2024

CGB Green Liberty Notes, LLC

Financial Statements
For the Years Ended June 30, 2025 and 2024

Table of Contents




Independent Auditors' Report


Shareholders
CGB Green Liberty Notes, LLC

Opinion

We have audited the accompanying financial statements of CGB Green Liberty Notes, LLC (the "Company"), which comprise the balance sheets as of June 30, 2025 and 2024, and the related statements of operations, member's equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 30, 2025 and 2024, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company, and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

CGB Green Liberty Notes, LLC

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgement, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

PKF O'Connor Davies, LLP

Wethersfield, Connecticut
October 3, 2025

CGB Green Liberty Notes, LLC

Balance Sheets
June 30, 2025 and 2024

	2025	2024
<u>Assets</u>		
Current assets:		
Cash and cash equivalents	$ 2,418,624	$ 3,077,457
Accounts receivable	264,807	199,896
Promissory notes receivable (net)	1,730,214	1,559,092
Total current assets	4,413,645	4,836,445
Noncurrent assets:		
Promissory notes receivable (net)	3,332,978	3,030,626
Total assets	$ 7,746,623	$ 7,867,071
<u>Liabilities and Equity</u>		
Current liabilities:		
Accounts payable	$ 550	$ -
Notes payable	1,050,000	1,400,000
Accrued interest payable	21,465	37,037
Total current liabilities	1,072,015	1,437,037
Noncurrent liabilities:		
Sponsor note payable	6,262,678	6,262,678
Total liabilities	7,334,693	7,699,715
Member's equity	411,930	167,356
Total liabilities and member's equity	$ 7,746,623	$ 7,867,071

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statements of Operations
For the Years Ended June 30, 2025 and 2024

	2025	2024
Operating revenues:		
Loan interest including amortization of discount	$ 237,030	$ 170,264
Operating expenses:		
Accounting and auditing	12,900	14,650
Consulting fees	33,500	25,416
Debt issuance costs	2,824	10,000
Total operating expenses	49,224	50,066
Operating income	187,806	120,198
Nonoperating revenues (expenses):		
Interest income	115,463	72,868
Interest expense	(58,695)	(58,885)
Total nonoperating revenues (expenses)	56,768	13,983
Net income	$ 244,574	$ 134,181

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statement of Member's Equity
For the Years Ended June 30, 2025 and 2024

Member's equity - July 1, 2023	$ 33,175
Net income	134,181
Member's equity - June 30, 2024	167,356
Net income	244,574
Member's equity - June 30, 2025	$ 411,930

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Statements of Cash Flows
For the Years Ended June 30, 2025 and 2024

	2025	2024
Cash flows from (used in) operating activities		
Payments for accounting and auditing	$ (12,350)	$ (14,931)
Payments for consulting fees	(33,500)	(25,416)
Payments for debt issuance costs	(2,824)	(10,000)
Net cash from (used in) operating activities	(48,674)	(50,347)
Cash flows from (used in) investing activities:		
Purchases of loan receivable	(2,417,166)	(2,680,573)
Proceeds for loan repayments	2,115,811	1,975,617
Interest income	115,463	72,868
Net cash flows from (used in) investing activities	(185,892)	(632,088)
Cash flows from (used in) financing activities:		
Amounts received from sponsor	-	496,371
Proceeds for notes issued	1,050,000	1,400,000
Notes principal payments	(1,400,000)	(1,000,000)
Interest payments	(74,267)	(39,212)
Net cash from (used in) financing activities	(424,267)	857,159
Net change in cash and cash equivalents	(658,833)	174,724
Cash and cash equivalents - July 1, 2024	3,077,457	2,902,733
Cash and cash equivalents - June 30, 2025	$ 2,418,624	$ 3,077,457
Reconciliation of net income (loss) to net cash provided by (used in) operating activities:		
Net income	$ 244,574	$ 134,181
Adjustments to reconcile net income (loss) to net cash from (used in) operating activities:		
Amortization of discount	(237,030)	(170,264)
Interest income	(115,463)	(72,868)
Interest expense	58,695	58,885
Increase (decrease) in:		
Accounts payable	550	(281)
Net cash from (used in) operating activities	$ (48,674)	$ (50,347)
Supplemental disclosure of cash flow information:		
Loan interest from amortization of discount	$ 237,030	$ 170,264

The notes to financial statements are an integral part of these financial statements.

CGB Green Liberty Notes, LLC

Notes to Financial Statements
June 30, 2025 and 2024

1. **Nature of operations and significant accounting policies**

   Organization

   CGB Green Liberty Notes, LLC was formed on October 15, 2021 ("Inception") in the State of Connecticut. The financial statements of CGB Green Liberty Notes, LLC (which may be referred to as the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Hartford, CT.

   The Company is a special purpose, Connecticut, domestic limited liability company that is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank" or the "Parent").

   Nature of operations

   CGB Green Liberty Notes, LLC was formed to offer low and moderate income investors greater access to green investment by issuing "Green Liberty Notes", and to support the repayment of those notes with revenues from small business, municipal, and state energy efficiency loans in Connecticut through one of the Green Bank's partner programs. The notes are issued to eligible investors in reliance of the exemption under Section 4(a)(6) of the Securities Act of 1933. The exemption limits the amount of securities issued during the 12-month period preceding the date of such offer or sale, including the securities offered in such transaction, to $5,000,000.

   Basis of presentation

   The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis, revenue is recognized when earned and expenses are recorded when the related liability for goods and services is incurred, regardless of the timing of cash flows.

   Use of estimates

   The preparation of financial statement in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

   Cash and cash equivalents

   Cash equivalents consist of cash and highly liquid short-term investments with an original term of 90 days when purchased and are recorded at cost, which approximates fair value.

1. Nature of operations and significant accounting policies (continued)

Promissory notes receivable

Promissory notes receivable are shown net of discounts. Loan interest is recognized as the discount is amortized using the effective interest method.

Revenue recognition

CGB Green Liberty Notes, LLC derives revenue from loan interest derived from recognition of the discount on the small business, municipal, and state energy efficiency loan portfolio of loans. Loan interest is recognized on an accrual basis.

Concentration of credit risk

The Company will maintain its cash with various financial institutions. At times, these balances may exceed insurance limits up to $250,000 provided by the Federal Deposit Insurance corporation (FDIC).

The promissory notes receivable consists of a participation interest in a portfolio of energy efficient loans for projects located in Connecticut.

Income taxes

The Company has elected to be treated as a pass-through entity for federal and state income tax purposes and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to its member which is a governmental entity. The Company's federal tax status as a pass-through entity is based on its legal status as a limited liability company. Accordingly, the Company is not required to take any tax positions in order to quality as a pass-through entity. Accordingly, these financials statements do not reflect a provision for income taxes, and the Company has no other tax positions which must be considered for disclosure. The Company is required to file and does file tax returns with the Internal Revenue Service and other taxing authorities.

The Company's federal and state income tax returns are subject to possible examination by the taxing authorities until the expiration of the related statutes of limitation on those tax returns. In general, the federal and state income tax returns have a three-year statute of limitation.

Subsequent events evaluation by management

Management has evaluated subsequent events for disclosure and/or recognition in the financial statement through the date that the financial statement was available to be issued, which date is October 3, 2025.

2. Promissory notes receivable

The Company entered into participation agreements with CEFIA Holdings to purchase a participation interest in CEFIA Holdings' ownership stake of a portfolio of outstanding energy efficiency loans (the SBEA Agreement). This participation interest will provide the Company with revenues on a monthly basis corresponding to repayments received on CEFIA Holdings' interest of the outstanding principal balance of each loan purchased, or to be purchased, in the SBEA Agreement. The participation by the Company is without recourse to CEFIA Holdings.

2. Promissory notes receivable (continued)

The loans are purchased at a discount rate that is established in the purchase agreement. The Company has purchased the loans under 4 separate purchase agreements with discount rate ranging from 5.68% to 6.42%.

Loan interest is accrued based upon the amortization of the discount as the loans are repaid.

In the event of a loan default, the loans are 100% backed by the Connecticut Energy Efficiency Fund (CEEF). As such the company has no impaired loans and has not made any provision for loan loss.

The promissory notes receivable is reported net of the discount balance of $832,071 and $653,500 as of June 30, 2025 and 2024, respectively.

Future principal repayments are as follows:

Year Ended June 30	Loan Portfolio	Discount	Balance
2026	$1,994,030	$ (263,816)	$ 1,730,214
2027	1,371,803	(194,345)	1,177,458
2028	1,104,024	(159,279)	944,745
2029	793,458	(117,517)	675,941
2030	374,842	(56,744)	318,098
Thereafter	257,106	(40,370)	216,736
Totals	$5,895,263	$ (832,071)	5,063,192
Current portion			(1,730,214)
Long-term portion			$ 3,332,978

3. Green Liberty notes payable

The Company completed crowdfunding raises under Regulation Crowdfunding (REG-CF) for subscriptions to purchase Green Liberty Notes as follows:

Type of Obligation	Issue Date	Maturity Date	Interest Rates*	Balance June 30, 2025	Balance June 30, 2024
Crowdfunding 7	8/9/23	8/9/24	5.00/5.25%	$ -	$ 350,000
Crowdfunding 8	11/1/23	11/1/24	5.25/5.50%	-	350,000
Crowdfunding 9	2/14/24	2/15/25	5.25/5.50%	-	350,000
Crowdfunding 10	5/20/24	5/20/25	5.25/5.50%	-	350,000
Crowdfunding 11	8/8/24	8/8/25	5.25/5.50%	350,000	-
Crowdfunding 12	3/25/25	3/25/26	4.50/4.75%	350,000	-
Crowdfunding 13	6/25/25	6/25/26	4.50/4.75%	350,000	-
Total				$1,050,000	$1,400,000

* Higher interest rate is a premium rate for bondholders who have invested in previous offerings.

4. **Related party transactions**

    Sponsor note payable

    In accordance with provisions of the loan agreement, the Company entered into a no-recourse loan with the Green Bank, the sponsor, to fund the purchase of the participation interest. The agreement provides for the Company to borrow, in the aggregate, a principal amount not to exceed $10 million. The note will bear interest at 0% and will mature and be repaid in full, together with any other amounts due, on June 30, 2032. The Company is not obligated to make any installment payments on the note, and there are no penalties or premiums for prepayments. The loans are subject to certain non-financial covenants specified in the agreement.

    The Company has borrowed $6,262,768 of the line which is the balance outstanding at year end June 30, 2025 and 2024.

    The Company is a direct wholly owned subsidiary of CEFIA Holdings, LLC (CEFIA Holdings). CEFIA Holdings is wholly owned by the Connecticut Green Bank (the "Green Bank", the "Sponsor").

    The Company purchased $2,417,166 and $2,680,573 of loans receivable from CEFIA Holdings during the years ended June 30, 2025 and 2024, respectively.

5. **Subsequent events**

    The Company is in the process of a crowdfunding raise under Regulation Crowdfunding (REG-CF) with a maximum target offering amount of $350,000. The offering is expected to close in October 2025. If the maximum raise amount is reached, the sales of the notes are expected to result in net proceeds of $336,875. These notes will have 4.50%-4.75% annual interest rates to be paid on the maturity date in October 2026.

    On September 26, 2025, the Company purchased $1,026,326 of SBEA loans for the 25th tranche under the SBEA participation agreement. This tranche includes 80 loans valued at $812,522 purchased at discount rates ranging from 5.71% to 5.80%. Additionally, there were 2 loans valued at $383,846 purchased at a 5.80% discount rate for which the Company received 100% interest. The loans are subject to certain non-financial covenants specified in the agreement.

    *****

Appendix - Business Plan

Business Plan Overview

The Company is raising capital to allow everyday Connecticut residents a chance to take part in its work to grow the green economy in Connecticut. The Company will back this capital raise with proceeds from energy-efficiency-upgrade loans to small business, municipal and state customers through an existing program called the SBEA program. The Company has chosen an innovative crowd-funding structure of one year, $100 minimum denomination, "Green Liberty Notes" to make investing in this program more accessible to all investors.

The SBEA program is part of the Energize CT initiative and is jointly managed by The Connecticut Light and Power Company d/b/a Eversource Energy ("Eversource") and The United Illuminating Company ("UI", and together with Eversource, the "Utilities"). The program commenced in 2000 and includes a financing component that provides interest-free loans to commercial, industrial, and municipal customers in Eversource and UI territories undertaking energy efficiency retrofit projects. Unless all the Purchasers agree otherwise in writing the general parameters for SBEA loans are: up to 4 years in term; up to $100,000 per electric meter for commercial and industrial customers or $1,000,000 for state and municipal customers; and repaid on the customer's electric bill. The loans related to the Company's capital raise are initially funded through a mix of Eversource balance sheet capital and funding from the Connecticut Energy Efficiency Fund ("CEEF"). CEEF is used to provide an interest rate buy-down (making customer-facing loans interest free), reimbursement for all loan losses, and reimbursement for administrative expenses associated with running the SBEA program.

Designation as Green Notes

Per the International Capital Market Association (ICMA), Green Bonds are any type of debt instrument where the proceeds will be exclusively applied to finance or re-finance, in part or in full, new and/or existing eligible Green Projects and which are aligned with the four core components of the Green Bond Principles. The four core components are: 1. Use of Proceeds; 2. Process for Project Evaluation and Selection; 3. Management of Proceeds; and 4. Reporting.

Kestrel has determined that the CGB Green Liberty Notes are in conformance with the four core components of the ICMA Green Bond Principles, as described in Kestrel's 'Second Party Opinion', which is attached hereto as Appendix 5. Kestrel also noted that this issuance will support and advance Goals 7, 9, and 12 of the United Nations Sustainable Development Goals.

Independent Second Party Opinion on Green Notes Designation and Disclaimer

For over 23 years, Kestrel has been consulting in sustainable finance. Kestrel, is an Approved Verifier accredited by the Climate Bonds Initiative and the market leader for Second Party Opinions in US public finance. Kestrel reviews corporate and public finance transactions worldwide for alignment with ICMA Green Bond Principles, Social Bond Principles, Sustainability Bond Guidelines and the Climate Bonds Initiative Standards and Criteria. Debt instruments are benchmarked with Kestrel Sustainability Intelligence™.

The Second Party Opinion issued by Kestrel does not and is not intended to make any representation or give any assurance with respect to any other matter relating to the Notes. Opinions provided by Kestrel are not a recommendation to any person to purchase, hold, or sell the Notes and designations do not address the market price or suitability of these Notes for a particular investor and do not and are not in any way intended to address the likelihood of timely payment of interest or principal when due.

In issuing the Second Party Opinion, Kestrel has assumed and relied upon the accuracy and completeness of the information made publicly available by the Company or that was otherwise made available to Kestrel.

To read the Second Party Opinion, please refer to Appendix 5.

The Market

The SBEA program fits squarely within the Company's scope and goals. The unique qualities of the loans (0% interest, payback on the electric bill, and a free energy assessment) make green financing accessible to businesses and governments who otherwise would not have the opportunity.

Specifically, SBEA loans are available to Commercial and Industrial Eversource customers that use less than 1,000,000 kWh annually across all of their CT properties and UI customers with an average 12-month peak demand between 10 and 200kW. The Member only receives loan revenues from SBEA customers in Eversource territory. The market for future loans is not relevant to this issuance as the debt service coverage for the Green Liberty Notes offered has been calculated based solely on revenue from loans that are already in repayment, and future issuances will not be fully or partially backed by these loan revenues unless the projected debt service coverage ratio for this issuance remains above 2.0x.

Products and Services

The Company will pay investors with revenues received through the loan repayments by SBEA program borrowers including any recoveries for delinquent loans from the CEEF (via Eversource as agent for the CEEF). The SBEA program enables more customers to participate and receive interest-free loans for energy efficiency improvements. Property improvements made possible under the SBEA program include energy efficiency projects that allow customers to access the benefits of LED lighting, modern heating and cooling, better indoor air quality, lower energy costs, and a better way of life.

Background and Current Structure of the SBEA Loan Program

The Joint Committee of the CT Energy Efficiency Board ("EEB") and Green Bank identified sourcing lower cost capital from the private sector as a priority initiative for the SBEA program, as a means to

- alleviate stress to utility balance sheets,
- reduce CEEF interest-rate buy-down expenses, and
- increase the loan capital available to small business, municipal and state efficiency measures through the SBEA program.

In 2016, the Green Bank, acting through the Member and the Utilities, began an effort to source private capital to achieve these goals. In that effort, the Green Bank released two Requests for Proposal ("RFPs"). After receiving numerous submissions, the Green Bank and the Utilities selected the proposal submitted by Amalgamated Bank ("**Amalgamated**").

Amalgamated is America's largest B Corporation bank with a history reaching back 95 years. Amalgamated's stated mission is to be America's socially responsible bank, which includes addressing climate change and supporting growth of clean and green energy. The selected proposal from Amalgamated created a 3-year commitment to purchase "Qualifying Loans", which included both existing Eversource SBEA loans and loans to be originated by Eversource after the agreement was signed. Through the agreement, Amalgamated purchased an undivided 90% interest and the Member has purchased an undivided 10% interest in all SBEA "Qualifying Loans" originated by Eversource that meet established underwriting and servicing requirements. In the Spring of 2022, an Amended and Restated Master Purchase and Servicing Agreement was signed between the parties, extending the commitment to purchase loans through the end of 2024. That Agreement also increased the Member's 10% interest in future purchased loans to 20% and reduced Amalgamated's from 90% to 80%. That agreement also created two tiers of loans. One tier is loans with a term of 4 years or less and the other tier is loans with terms of more than 4 years. These two tiers have slightly different discount rate conventions that reflect the difference in risk profile between the two tiers. Being satisfied with the loan facility, the Member sought and received an increased share of future loan purchases. In the final quarter of 2024, another extension was agreed to that extended the program for another three years. As of August 20th, 2025, the Master Purchase and Servicing Agreement by and between Amalgamated, the Member and Eversource (as amended and restated, the "Master Purchase Agreement") has resulted in Amalgamated purchasing SBEA Qualifying Loans for a total of $102.15~~97.55~~M and the Member purchasing SBEA Qualifying Loans for a total of $17.79~~5.63~~M.

This structure was chosen over others because it delivered the lowest overall cost of capital and greatest savings to CEEF budget, retained existing utility origination and contractor payment processes, and did not require a new special purpose entity or require CEEF to fund a reserve account. The structure also leveraged the Member's participation to reduce risk and improve financing terms for CEEF. The Member receives the same rate of return as Amalgamated, however the Member's interest (originally 10% for existing loans and now 20% for loans) is subordinated to Amalgamated's as Senior Lender. The key benefit of the Amalgamated proposal as compared to the previous financing process at Eversource was a lower overall cost of capital.

"Qualifying Loans" purchased by Amalgamated and the Member must satisfy the following underwriting standards.

- Must not have had more than 4 late payments in any 12-month period
- Must be current on the electric utility bill
- Must not have payment agreements
- Must have an electric utility account with Eversource and have been in business for at least 1 year
- Unless all the Purchasers agree otherwise in writing, loans must have a maximum original balance of $100,000 for SBEA commercial customers, and $5,000,000 for state and municipal customers and a maximum term of 7 years.


Master Purchase & Servicing Agreement
Eversource
[Servicer]
Loan purchase $ [80%]
On-bill loan repayments $
Ownership of loans
Amalgamated Bank
[Senior Lender]
On-bill Loan repayments $
Loan purchase $ [20%]
Ownership of loans
CEFIA Holdings
[Subordinate Lender]
Eversource
[Agent for CEEF]
Reimbursement for loan losses

Figure 1: Diagram of the Master Purchase & Servicing Agreement between the Member, Amalgamated Bank, and Eversource, illustrating how each entity supports the SBEA Loan Program financing.

Delinquency

As of ~~August 20th~~November 30th, 2025, there were zero delinquent loans. A loan is deemed "delinquent" after 4 months of missed payments. At that point Eversource (acting as agent for CEEF) will contact the customer and investigate if there has been an error or if the customer will be able to catch up with payments, before paying the Member for the delinquent loan balance. As a result of the timing of tranche purchases, ~~and~~ loan retirements, and delinquency payments, the delinquency percentage of the portfolio can vary by a few percentage points over the course of a year which the Issuer does not consider will materially change its ability to fund its debt service obligations, and the Company's covenant that projected debt-service coverage ratio will always remain above 2.0x for this issuance (see below).

Debt-Service Coverage

Under the Master Purchase Agreement, qualifying SBEA loans are periodically combined into tranches and sold to the Member and Amalgamated . The frequency of tranche purchases depends on loan volume and the parties' discretion. As of November~~August~~ 3~~2~~0th, 2025, there are more than 10 tranches of loans currently in repayment. The Company has bought the Member's participation interest in future revenues therefrom. The revenue received over time from these tranches, and any additional participation interest in future tranches purchased by the Company, will cover the principal and interest for the Green Liberty Notes with a projected debt service coverage ratio of more than

2.0x. The revenue from these tranches may be used by the Company to fully or partially back future issuances, but the company covenants that projected debt-service coverage ratio will always remain above 2.0x for this issuance. The Company expects this to be the case regardless of whether the Target Offering Amount or an amount up to the Maximum Offering Amount is raised.

Types of Energy Efficiency Upgrades Enabled by the Program

Examples of typical energy-efficient upgrades include:

Lighting – interior/exterior

- High-performance lighting
- Induction and LED lighting
- Occupancy sensors
- Photocells

Heating/ventilation/air conditioning

- Energy-efficient equipment upgrades
- Programmable thermostats
- Energy management systems

Refrigeration

- Anti-condensation door heater controls
- Evaporator fan controls
- Night covers
- Electronically commutated motors
- Energy-efficient kitchen equipment

Natural gas-saving equipment

- Spray nozzles
- Showerheads
- Aerators
- Programmable thermostats
- Pipe and duct insulation
- Energy management systems
- Indoor boiler reset controls
- Heating equipment
- Water heating equipment
- Kitchen equipment
- Infrared space heaters
- Envelope measures

Other improvements

- Air compressors
- Variable frequency drives
- Premium-efficiency motors
- Custom measures

How Businesses Obtain and Repay Their SBEA Loans

The SBEA program works as follows:

Step 1 - Businesses apply for a no-obligation energy assessment with an SBEA program-authorized contractor. These licensed professionals have been selected by the utility, work throughout the state and are fully trained in how the program works.

Step 2 - Once the utility determines that a customer is eligible for the program, the contractor schedules an energy assessment.

Step 3 - The contractor conducts an energy assessment of the facility free of charge. The utility reviews the assessment and, if approved, the contractor presents the customer with a proposal. The comprehensive proposal includes energy-saving improvements that make sense for the customer's business, complete installation costs and estimated energy savings, along with the incentives that they qualify for and their financing options.

Step 4 - After the paperwork is signed, the project commences - in some cases within 30 days. SBEA program incentives offset a portion of the cost of qualifying improvements.

Step 5 - Interest-free financing for the balance of the project is made available for qualified customers. The financed amount will appear on their monthly electric bill, allowing them to make just one monthly payment for both the SBEA loan and their electric bill.

These financial incentives help get more projects completed, with energy-saving for the consumer, new business for energy efficiency contractors, and climate benefits for us all.

Sales & Customer base

SBEA program customers include Commercial and Industrial Eversource customers that use less than 1,000,000 kWh annually across all of their CT properties.

Many types of small businesses can benefit from SBEA loans, for example:

- Restaurants
- Car washes
- Churches/synagogues/meeting centers
- Long term care/ Assisted living
- Libraries, museums and more
- Retail stores
- Office settings: insurance and real estate brokers, law offices, doctor's offices, accounting firms, etc.
- Grocery and convenience stores
- Non-profit organizations
- Gyms

Thousands of Connecticut small business and commercial customers have benefited from SBEA. Some example projects include:

Examples* of Small Business and Commercial Customers that have Benefited from SBEA

PROJECT:	Family Farm	Independently Owned Grocery Store	Museum
PROJECT DESCRIPTION:	Energy Efficient Lighting and Occupancy Sensors	Energy Efficient Lighting, Occupancy Sensors, Cooler Night Covers, Motors, and Controls	Energy Efficient Lighting and Occupancy Sensors
TOTAL COST:	$5,899	$218,597	$32,175
CONNECTICUT ENERGY EFFICIENCY FUND INCENTIVE:	$2,947	$69,945	$9,605
MONTHLY LOAN PAYMENT (ZERO PERCENT INTEREST):	$227/13 months	$5,946/25 months	$940/24 months
NET MONTHLY ELECTRIC SAVINGS (DURING LOAN PERIOD):	$26	$127	$53
NET MONTHLY ELECTRIC SAVINGS (AFTER THE LOAN IS PAID OFF):	$253	$6,073	$993
*Note - Each project has a unique set of costs and cost savings. This is provided only for informational purposes.			

Table 1: Examples of Small Business and Commercial Customers that have Benefited from SBEA

Service Providers

The Connecticut Light and Power Company (CLP) (DBA "Eversource")

CLP, a subsidiary of Eversource Energy, is a Connecticut Utility company that acts as the Loan servicer for SBEA loans given to Small Business customers in its territory. As the loan servicer they are required to:

- Invoice borrowers through a separate line item on their monthly utility bill.
- Send monthly loan statements that detail the amount due for that month as well as any past due amount.
- Track all customer repayments, delinquencies, and prepayments through its own system.
- Prepare a monthly aging report
- Notify by telephone call any customer that is 60 days or more delinquent
- If full payment is not made within 30 days after notice by telephone call, send a delinquency letter and initiate the collection process by engaging a third-party collection agency

- Satisfy energy charges prior to satisfying any finance charges in cases when a customer pays only a portion of the utility bill.
- On a monthly basis remit all payments received in respect of the loans, minus any late fees, to the Purchasers (the Member and Amalgamated Bank) in accordance with their respective Percentage Interests and the terms of the Master Purchase Agreement

Connecticut Energy Efficiency Fund (CEEF)

In 1998, the Connecticut General Assembly passed Public Act 98-28 which created the Connecticut Energy Efficiency Fund. Every three years the Utilities submit to the Department of Energy and Environmental Protection (DEEP) for approval, and subsequently to the Public Utilities Regulatory Authority ("PURA"), for funding, the Conservation and Load Management Plan ("C&LM Plan"). This is in accordance with Connecticut General Statutes Section §16-245m. The C&LM Plan outlines their implementation plan for cost-effective electric and natural gas energy-efficiency programs and market transformation initiatives using CEEF funds. The C&LM Plan and CEEF spending is reviewed before submission to DEEP by the Energy Efficiency Board ("EEB") which is an appointed group of 15 members from public and private entities. Utilities are thus incentivized, via regulatory oversight, to optimize the deployment of energy efficiency measures in their given service territories.

The C&LM Plan provides, in part, for certain credit enhancements and support to the SBEA Program from CEEF funding. CEEF is funded by: (1) the Conservation Adjustment Mechanism ("CAM", an additional charge from both electric and gas customers), (2) funds from the Regional Greenhouse Gas Initiative ("RGGI"), and (3) funds from the Independent System Operator New England's ("ISO-NE") forward capacity market.

Figure 9. Electric Program Funding Sources*

Funding Sources	2025 Eversource Electric Revenues	2025 UI Revenues	2025 Combined Total	2026 Eversource Electric Revenues	2026 UI Revenues	2026 Combined Total	2027 Eversource Electric Revenues	2027 UI Revenues	2027 Combined Total
ISO-NE FCM	$12.5	$2.7	$15.2	$11.6	$2.4	$14.0	$12.4	$2.9	$15.3
RGGI	$23.9	$6.0	$29.9	$24.5	$6.1	$30.6	$25.1	$6.3	$31.4
CAM (Net of Gross Receipts Tax)	$109.7	$26.3	$136.0	$110.0	$26.1	$136.1	$110.9	$26.0	$136.9
Other Revenues (e.g., IRA)	$0	$0	$0	$0	$0	$0	$0	$0	$0
TOTAL (EE Revenues)	**$146.1**	**$35.0**	**$181.1**	**$146.1**	**$34.6**	**$180.7**	**$148.4**	**$35.2**	**$183.6**

*In millions. Totals may vary due to rounding. These are budgeted revenues (not actual).

Table 2: Table of CEEF Expected Revenues for 2025-2027. Source: 2025-2027 Conservation and Load Management Plan

CEEF is a "virtual" fund (i.e., not held by a legal entity formed specifically for the purposes of the CEEF) which sits on the Utilities' balance sheets and is allocated to specific programs per the approved C&LM Plan. The roughly $4M of delinquent loans over the past 4 years compares favorably to the approximately $147M average annual Eversource CEEF funding in 2025-2027.

The Utilities budget annually in advance for the anticipated SBEA loan losses, interest rate expenses, and administrative costs. Under the Master Purchase Agreement, annual CEEF budget requirements will be estimated by the Utilities and reviewed together with the Member. The three principal SBEA-related costs for the CEEF budget and their application in the proposed recapitalized SBEA program are described below.

- Interest rate expense: Budget for the discount to Qualifying Loan value determined prior to each loan portfolio sale to Amalgamated and the Member through the Loan Purchase Facility. This is the interest rate buy-down that enables the customer-facing loans to be interest free,
- Loan losses: Loan losses will initially be absorbed by the Member's subordinated interest. Once a loan has been declared written off by the utilities, the full outstanding repayment requirement will be drawn from the CEEF budget account held by Eversource and transmitted to the Member to reimburse its loss.
- Administrative costs: Administrative expenses incurred by Amalgamated and the Member as outlined in the appended term sheet.

In the event that the overall annual CEEF budget allocated to the SBEA program is not sufficient to meet obligations to the Member in any given year, any deficit would be included in and reimbursed to the Member as part of the subsequent years' CEEF budget allocation process.

Competition

The SBEA loans that are backing the Green Liberty Notes have already been executed and are currently in repayment. There is no competition risk in this transaction.

Regulatory Approvals

The only permits required for the SBEA energy efficiency projects are building permits. These were obtained by the contractors who performed the installations and upgrades.

Corporate Structure

CGB Green Liberty Notes, LLC is a wholly owned subsidiary of the Member which is a wholly owned subsidiary of the Parent. Below is a diagram showing the relevant entities and the roles they play in this transaction.

The Company will leverage its relationships with the Member and the Parent as key intermediaries in its relationship with Eversource. The Parent has provided a loan to the Company, which the Company has used to contractually purchase a 100% participation interest in the future SBEA revenues from the tranches (this did not include the outstanding delinquencies to be paid by CEEF at the time of the initial purchase) from the Member. The Company will continue to draw on the loan from the Parent to purchase a 100% participation interest in additional SBEA loan tranches purchased by the Member. As payments come in, the Member will receive and transfer those SBEA revenues to the Company which will use them to repay the principal and interest of the Green Liberty Notes and the loan from the Parent.


Green Liberty Notes 2026
Transaction Diagram
CONNECTICUT GREEN BANK
CT Small Businesses
$
SBEA Loans
Eversource
Loan to purchase SBEA Loan Revenue
SBEA Loans
CT Green Bank
CGB Green Liberty Notes LLC
Green Liberty Notes
Loan Repayments
$
Notes
$
CEFIA Holdings
SBEA Loan Revenues
Retail Investors

Figure 2: Diagram of the core business transaction that enables the issuance of the Green Liberty Notes, illustrating how investments in this offering will allow investors the opportunity to take part in the successful recapitalization of the SBEA Program, and how investors in this offering ("Retail Investors") are anticipated to be repaid.



Second Party Opinion

Issuer:	**CGB Green Liberty Notes, LLC**
Issue Description:	2026 Green Liberty Notes (Green Bonds)
Project:	Energy Efficiency Loans
Green Standard:	ICMA Green Bond Principles
Green Category:	Energy Efficiency Loans
Keywords:	Energy efficiency, energy retrofits, small business, decarbonizing, net zero aligned, Connecticut
Par:	$350,000*
Evaluation Date:	April 10, 2026

*Preliminary, subject to change

GREEN BONDS DESIGNATION

Kestrel, an Approved Verifier accredited by the Climate Bonds Initiative, conducted an independent external review of the Green Liberty Notes (Green Bonds) ("2026 Notes") to evaluate conformance with the Green Bond Principles (June 2025 with June 2022 Appendix 1) established by the International Capital Market Association. In addition, the 2026 Notes were benchmarked using Kestrel Sustainability Intelligence™. Our team for this engagement included analysts with experience in sustainability and environmental science.

In 2020, the Connecticut Green Bank ("Green Bank") Board of Directors approved a new Master Trust Indenture to support the agency's financing capabilities and strategies. In a related action, the Board of Directors also approved a comprehensive Green Bond Framework ("Framework") which outlines the Green Bank's activities in promoting investment to address the threat of global climate change. The programmatic Framework provides a roadmap of programs and initiatives the Green Bank is implementing to meet its ambitious goals for emissions reduction, climate change mitigation, and resilience. More specifically, the Framework provides eligibility criteria to ensure programs and activities selected for green bond financing promote the transition to a low-carbon and climate-resilient society. Since adopting the Framework, the Green Bank has had 15 issuances of Green Liberty Notes which were designated as Green Bonds, and three issuances of Solar Home Renewable Energy Credits ("SHREC") Bonds which were certified as Climate Bonds.

This Second Party Opinion reflects our review of the uses and allocation of proceeds, oversight, and conformance of the 2026 Notes with the Green Bond Principles. In our opinion, the 2026 Notes are impactful, net zero aligned, conform with the four core components of the Green Bond Principles, and qualify for Green Bonds designation. Based on benchmarking with Kestrel Sustainability Intelligence™, the 2026 Notes are in the top 7% of all municipal assets evaluated by Kestrel, a reflection of leading sustainability practices. The analysis is derived from Kestrel Sustainability Intelligence, which benchmarks more than 16,000 municipal bond series representing $3.2 trillion of infrastructure investment.

ABOUT THE ISSUER

Connecticut Green Bank ("Green Bank") was established by the Governor and the State of Connecticut General Assembly on July 1, 2011, as a quasi-public agency. The Green Bank, the first of its kind in the United States, is a recognized leader in green finance, utilizing both public and private capital to accelerate deployment of clean energy and improve climate resilience in Connecticut. Its financing activities address renewable energy, energy efficiency, clean fuels, and adaptation and climate resilience.

The Green Bank is committed to a strategy to achieve cleaner, less expensive, and more reliable sources of energy, which leads to inclusive prosperity for Connecticut residents and businesses. Since its inception in 2011, the Green Bank has mobilized $3.11 billion of public and private capital to deploy clean energy in Connecticut. Over this period, the Green Bank also supported installation of over 730 MW of clean energy. The Green Bank's programs and projects are uniquely impactful through the use of public funds to leverage private investment. Since 2012, for every $1 of public funds invested, the Green Bank enabled nearly $6.70 of private investment for clean energy and energy efficiency in Connecticut. Programs have also supported creation of more than 30,500 jobs and equitable access to solar and energy efficiency upgrades.[1]

The Green Bank has designated the 2026 Notes as Green Liberty Bonds. To recognize the 50th anniversary of Earth Day in the United States, the Green Bank created the Green Liberty Bond in 2020. The Green Bank views the Green Liberty Bond as a specific class of green bond with the following characteristics:

1. **Confront Climate Change** – proceeds raised from the issuance of green bonds go toward confronting climate change by acknowledging the need to increase capital flows for mitigation and adaptation projects as recognized by the Paris Agreement;
2. **Democratize Public Finance** – denominations for green bonds are to be no more than $1,000 in order to attract individual retail investors who can invest alongside institutional investors in confronting climate change through the purchase of green bonds; and
3. **Third-Party Certification** – the green bonds are independently verified by a third party as a form of consumer protection for individual retail investors seeking to address climate change through their green bond investments.

[1] "Strategy + Impact," Connecticut Green Bank, accessed April 2, 2026, https://www.ctgreenbank.com/strategy-impact/.

ALIGNMENT TO GREEN STANDARDS[2]

Use of Proceeds

The 2026 Notes will reimburse the Green Bank for acquisition of loans for energy efficiency upgrades for small businesses. Activities financed by the loans are eligible projects as defined by the Green Bond Principles in the *Energy Efficiency* project category.



All loans are part of the Small Business Energy Advantage ("SBEA") Program that is a component of the Energize CT initiative[3] which aims to increase energy efficiency and expand access to clean energy in Connecticut.

SBEA started in 2000 and is managed by the Connecticut Light and Power Company ("Eversource") and the United Illuminating Company ("UI"). A variety of entities are eligible to receive loans from Eversource including restaurants, assisted living facilities, car washes, retail stores, libraries, museums, offices, community centers, churches, grocery stores, gyms, and nonprofits.

Eversource services the loans with terms that generally include: interest-free loans, up to $100,000 per meter for commercial or industrial entities, up to $5,000,000 for government entities, with a maximum loan term of seven years.[4] Loans are repaid through the utility customer's electric bill. Most loans are also coupled with incentives from alternative sources that further reduce the cost burden of energy retrofits.

Activities eligible for financing include features such as LED lighting; occupancy sensors; ambient light sensors; heating, ventilation, and air conditioning upgrades such as energy management systems and energy-efficient equipment; and refrigeration upgrades such as evaporator fan controls and anti-condensation controls. Retrofits to improve natural gas use efficiency such as pipe and duct insulation, water heating equipment, building envelope upgrades, and infrared space heaters are also eligible.

By issuing the 2026 Notes to support the SBEA Program, the Green Bank adds private capital to the program, reduces lending expenses, and reduces the burden of risk on lending utilities. The Green Bank will use the 2026 Notes to purchase a portion (20%) of SBEA loans that meet certain criteria as detailed below. Amalgamated Bank will purchase the remaining 80% of SBEA loans.

---

[2] Green Bonds are any type of debt instrument where the proceeds will be exclusively applied to finance or refinance eligible Green Projects which are aligned with the four core components of ICMA Green Bond Principles.

[3] Per the 2025 Annual Comprehensive Financial Report, "Energize CT is an initiative of the Green Bank, the Connecticut Energy Efficiency Fund, the State, and local electric and gas utilities...Under this umbrella, the electric and gas investor-owned utilities (IOUs) provide information, marketing, and deliver the energy efficiency programs that have been approved by the State and supported by the Connecticut Energy Efficiency Fund."

[4] These loan size limits may be exceeded if all parties agree in writing to the terms.

As a result of the financing, more capital can be deployed to small businesses to accelerate adoption of energy-efficient technologies, which have significant environmental and economic benefits. Operation of buildings accounts for over one third of global energy consumption and reducing this energy use directly reduces associated emissions.[5] The US Environmental Protection Agency reports that on average, roughly 30% of energy used in commercial buildings is wasted.[6]

Despite clear opportunities for significant savings, the upfront costs of acquiring and installing energy efficiency improvements can be a barrier for small business owners. The SBEA loans supported by the 2026 Notes offer an alternative financing option with favorable loan terms. Following the completion of retrofit projects, borrowers benefit from lower utility costs throughout the useful life of the projects.

The financial materiality of the green project category may be characterized as cost savings realized by underlying borrowers through reduced utility expenses associated with energy efficiency upgrades, improving cash flow and debt service capacity. In addition, the 2026 Notes enhance access to capital for small businesses, potentially lowering financing costs and supporting more stable operating expenditures through reduced exposure to energy price volatility.

Since 2019, SBEA loans supported by previous issuances of Green Bonds have financed over 7,900 energy efficiency projects. These projects are expected to result in nearly 1,500,000 tons of avoided CO_2 emissions over the projects lifetimes.[7]

Advancing the Just Transition to a Decarbonized Economy
Mitigation of transition risk requires planning for the necessary structural changes to address climate change and the transition to a low-carbon economy. The activities financed by the 2026 Notes facilitate decarbonization by accelerating the shift to energy efficiency for small businesses.

The 2026 Notes also finance activities which align with the just transition, characterized by the equitable inclusion and accommodation of all individuals, with a special focus on disadvantaged groups who may be disproportionately affected by the structural changes necessary for the transition to a low-carbon economy. By improving access to financing for energy efficiency improvements which will lead to a reduction in annual costs, the 2026 Notes support the just transition and ensure the resilience of small businesses. Small businesses are integral to local economies, providing jobs and contributing to local governments through taxes. In 2024, there were more than 380,000 small businesses in Connecticut which made up more than 99% of the state's total businesses and provided 48% of total jobs.[8] The 2026 Notes support growth and resilience of local economies in Connecticut by alleviating financial barriers to energy efficiency improvements.

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[5] "Buildings" International Energy Agency, accessed April 2, 2026, https://www.iea.org/energy-system/buildings.
[6] "Local Topics – Energy Efficiency in Non-Governmental Buildings," US Environmental Protection Agency, accessed April 2, 2026, https://www.epa.gov/statelocalenergy/local-topics-energy-efficiency-non-governmental-buildings.
[7] "Annual Comprehensive Financial Report," Connecticut Green Bank, October 2025, https://www.ctgreenbank.com/wp-content/uploads/2025/10/Connecticut-Green-Bank-Annual-Comprehensive-Financial-Report-2025R.pdf.
[8] "2025 Small Business Profile: Connecticut," Office of Advocacy, US Small Business Administration, 2025, https://advocacy.sba.gov/wp-content/uploads/2025/06/Connecticut_2025-State-Profile.pdf.

<u>Net Zero Alignment</u>

The Green Bank's primary mission to accelerate deployment of clean energy is aligned with the State of Connecticut's climate action goals and the Paris Agreement. Financing energy efficiency improvements directly advances net zero goals by reducing energy consumption and associated greenhouse gas emissions. Aside from increased electrification, improving energy efficiency is one of the primary opportunities for reducing emissions from US buildings.[9]

Process for Project Evaluation and Selection

By statute, the Green Bank may only invest in programs and activities that further the deployment of renewable energy generation, energy efficiency or alternative fueled vehicles. In 2021, the Green Bank's model was expanded to include new areas of environmental infrastructure, climate adaptation and resilience, land conservation, parks and recreation, agriculture, water, waste and recycling, and environmental markets, including carbon offsets and ecosystem services. The Green Bank's Green Bond Framework describes eligible activities for financing with Green Bonds and aligns with the statute. The 2026 Notes will finance energy efficiency improvements that meet specific criteria and align with the Green Bond Framework.

The SBEA Program supported by the 2026 Notes is subject to the Green Bank's transparent annual planning process and robust Program Evaluation Framework.[10] Loans originated by Eversource must meet established underwriting and servicing requirements to be acquired by the Green Bank. Prospective borrowers receive an energy audit from an Eversource-authorized contractor to confirm potential energy savings from retrofits and upgrades. Loans are made to small businesses exclusively for installation of energy efficiency measures that are eligible for certain rebates. Additional eligibility criteria are available in Appendix A.

Management of Proceeds

Proceeds from the 2026 Notes will be used to reimburse the Green Bank for energy efficiency improvement loans in the SBEA Program and to pay costs of issuance. Proceeds will be used immediately and therefore will not be held in temporary investments prior to spending. The Green Bank's Operations Department oversees the uses of proceeds.

Reporting

The Green Bank recognizes the importance of evaluating program impacts and has demonstrated leadership in reporting impact metrics from previously issued Green and Climate Bonds. The Green Bank is committed to evaluating all programs to ensure that investments advance objectives and programs operate effectively and efficiently. The Green Bank views assessment, monitoring and reporting of program outcomes as a normal function of operating an organization that is focused on delivering societal impact.

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[9] "Commercial and Residential Sector Emissions," US Environmental Protection Agency, accessed April 2, 2026, https://www.epa.gov/ghgemissions/commercial-and-residential-sector-emissions.

[10] "Evaluation Framework: Assessing, Monitoring, and Reporting of Program Impacts and Processes," Connecticut Green Bank, July 2016, https://www.ctgreenbank.com/wp-content/uploads/2017/02/CTGreenBank-Evaluation-Framework-July-2016.pdf.

In line with the Green Bond Framework and previous reporting on issued Green Bonds, the Green Bank will produce a voluntary annual green bond report detailing how the 2026 Notes were used and associated key performance indicators. Reports will include indicators such as total number of acquired loans, total amount of energy saved, and avoided emissions from projects financed by loans acquired with proceeds of the 2026 Notes. Energy savings and avoided emissions metrics will be reported based on Eversource's established methodology. The green bond report will be contained within the non-financial section of the Annual Comprehensive Financial Report. All reports will be publicly available and posted on the Green Bank's website: ctgreenbank.com/strategy-impact/reporting-and-transparency.

ALIGNMENT WITH UN SDGs

 The 2026 Notes support and advance the vision of the United Nations Sustainable Development Goals ("UN SDGs"), including:

 **Affordable and Clean Energy (Target 7.3)**
Reduced greenhouse gas emissions as a result of energy efficiency improvements

 **Industry, Innovation and Infrastructure (Target 9.4)**
Retrofit infrastructure and building systems with best-available technologies to improve resource use efficiency

 **Responsible Consumption and Production (Target 12.2)**
Increased resource use efficiency (energy, water or other)

Full text of the Targets for these Goals is on the United Nations website: un.org/sustainabledevelopment

BENCHMARKING: KESTREL SUSTAINABILITY INTELLIGENCE™

Project Information	
Subsector	Energy Efficiency Programs
Project Status	Not Complete

Sustainability Benchmarks	
Composite Score	4.75 out of 5.00
Rank*	Top 7%

*Compared to all municipal bonds with Kestrel Sustainability Scores (n = 16,192), representing $3.2 trillion of infrastructure investment. To learn more about benchmarking with Kestrel Sustainability Intelligence, including additional data fields not shown here, visit kestrelesg.com.**

Sustainability Scores (out of 5)		Weight in Composite Score Calculation
Environmental	5.00	55%
Social	4.00	25%
Transparency	5.00	20%

Score Rationale		
Environmental	Energy Use Efficiency	24%
	Renewable Energy	24%
Social	Equitable Access to Essential Services (Financing)	24%
	Safe & Healthy Communities	8%
Transparency	Disclose Activities, Impacts & Risks	20%

Climate Risk Strategies	
Resilience Programs	✓ Connecticut Green Bank programs directly advance climate adaptation and resilience in Connecticut

The notes were evaluated on 4/2/2026 and reference data for benchmarking was accessed on 3/24/2026. Kestrel Sustainability Scores are fixed for a minimum period of one year from the date of our Opinion. During this period, scores will not be changed.

CONCLUSION

Based on our independent external review, the 2026 Green Liberty Notes (Green Bonds) are impactful, net zero aligned, conform, in all material respects, with the Green Bond Principles (2025) and are in complete alignment with the *Energy Efficiency* project category. Based on benchmarking with Kestrel Sustainability Intelligence, the 2026 Notes are in the top 7% of all municipal assets evaluated by Kestrel, reflecting leading sustainability practices. With the issuance of the 2026 Notes, the Green Bank continues to grow the low-carbon economy and accelerate investment in clean energy.

Appendix A.
SBEA LOAN ELIGIBILITY CRITERIA

Small Business Energy Advantage ("SBEA") loans are available to: 1) commercial and industrial Eversource customers who use less than 1,000,000 kWh annually across all of their Connecticut properties and 2) United Illuminating customers with an average 12-month peak demand between 10 and 200 kW.

Qualifying loans purchased by the Connecticut Green Bank and Amalgamated Bank must: have no more than four late payments in any 12-month period, have an electric utility account with Eversource, be current on their electric utility bill, must not have payment agreements on outstanding utility bill balances with Eversource, and have been in business for at least one year.

Loans have a maximum term of seven years and will vary in size for commercial and government customers. SBEA's commercial applicant loans have a maximum original balance of $100,000 and government customers have a maximum balance of $5,000,000 unless interested parties agree on alternative terms in writing.

About

Kestrel Sustainability Intelligence™ for municipal markets helps set the market standard for sustainable finance. We do this through verification and our comprehensive Sustainability Analysis and Scores.

Kestrel is a leading provider of external reviews for green, social and sustainability bond transactions. We evaluate transactions in public and private markets for conformance with international green, blue and social bond standards.

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For more information, contact:
Monica Reid, Chief Executive Officer
monica.reid@kestrelesg.com
+1 541-399-6806



Verification Team

- April Strid, MS - Head of Research and Lead Verifier
- Matt Michel, PhD - Senior Analyst and Data Analytics Lead
- Monica Reid - CEO

Disclaimer

This Opinion aims to explain how and why the discussed financing meets the ICMA Green Bond Principles based on the information that was provided by the Green Bank or made publicly available by the Green Bank and relied upon by Kestrel only during the time of this engagement (April 2026), and only for purposes of providing this Opinion.

We have relied on information obtained from sources believed to be reliable, and assumed the information to be accurate and complete. However, Kestrel can make no warranty, express or implied, nor can we guarantee the accuracy, comprehensive nature, merchantability, or fitness for a particular purpose of the information we were provided or obtained.

By providing this Opinion, Kestrel is neither addressing nor certifying the credit risk, liquidity risk, market value risk or price volatility of the projects financed by the Green Bonds. It was beyond Kestrel's scope of work to review for regulatory compliance, and no surveys or site visits were conducted by us. Furthermore, we are not responsible for surveillance, monitoring, or implementation of the project, or use of proceeds.

The Opinion delivered by Kestrel is for informational purposes only, is current as of the Evaluation Date, and does not address financial performance of the Green Bonds or the effectiveness of allocation of its proceeds. This Opinion does not make any assessment of the creditworthiness of the Green Bank, nor its ability to pay principal and interest when due. This Opinion does not address the suitability of a Bond as an investment, and contains no offer, solicitation, endorsement of the Bonds nor any recommendation to buy, sell or hold the Bonds. Kestrel accepts no liability for direct, indirect, special, punitive, consequential or any other damages (including lost profits), for any consequences when third parties use this Opinion either to make investment decisions or to undertake any other business transactions.

This Opinion may not be altered without the written consent of Kestrel. Kestrel reserves the right to revoke or withdraw this Opinion at any time. Kestrel certifies that there is no affiliation, involvement, financial or non-financial interest in the Green Bank or the projects discussed. We are 100% independent. Language in the offering disclosure supersedes any language included in this Second Party Opinion.

Use of the United Nations Sustainable Development Goal (SDG) logo and icons does not imply United Nations endorsement of the products, services, or bond-financed activities. The logo and icons are not being used for promotion or financial gain. Rather, use of the logo and icons is primarily illustrative, to communicate SDG-related activities.